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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANCTUARY SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MONTGOMERY STREET, SUITE 1100
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CELESTE MOYE 415-291-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAVOLIO & TALLMAN, LLP
(Name – *if individual, state last, first, middle name*)

201 MISSION STREET, #650	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF SPEARS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANCTUARY SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of FEBRUARY, 20 17, by JEFFREY CASTLE SPEARS proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

CEO

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 202

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Sanctuary Securities, LLC

We have audited the accompanying statement of financial condition of Sanctuary Securities, LLC (or "Sanctuary" or the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Sanctuary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanctuary as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on the Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sanctuary's financial statements. The supplemental information is the responsibility of Sanctuary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on the Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

San Francisco, CA

February 24, 2017

201 Mission Street, Suite 650, San Francisco, CA 94105
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

SANCTUARY SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	165,386
Commissions Receivable		28,457
Due from Related Party		74,089
Other Assets		5,895
TOTAL ASSETS	$	273,827

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	8,003
Commissions Payable		25,054
Due to Related Party		45,017
Note Payable		1,775
TOTAL LIABILITIES		79,849
Member's Equity		193,978
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	273,827

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Private Placement Commissions	$	32,441
Securities Commissions		17,185
Insurance Based Product Commissions		151,861
Income Tax Refund		1,800
TOTAL REVENUES		203,287
Expenses:		
Commissions		149,228
Salaries and Benefits		47,537
Officer Compensation		11,979
Legal Fees		4,014
Accounting and Professional Fees		9,390
Rent and Occupancy		6,332
Regulatory Expenses		13,340
Travel and Entertainment		1,032
Insurance		21,826
Interest		555
Office Expense		6,549
TOTAL EXPENSES		271,782
NET LOSS BEFORE INCOME TAXES		(68,495)
Income Tax		800
NET LOSS	$	(69,295)

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance - December 31, 2015	$	260,422
Prior Period Adjustments		2,851
Balance as restated, December 31, 2015		263,273
Net Loss		(69,295)
Balance - December 31, 2016	$	193,978

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net Loss	$	(69,295)
Adjustments Needed to Reconcile Net Loss with Net Cash Used by Operating Activities:		
Decrease in Commissions Receivable		626
Decrease in Due from Related Party		11
Decrease in Other Assets		3,384
Decrease in Due to Related Party		(160,773)
Decrease in Commissions Payable		(15,028)
Decrease in Accounts Payable and Accrued Expenses		(2,865)
Cash Used by Operating Activities		(243,940)
Cash Flows from Financing Activities:		
Borrowings on Note Payable		18,865
Payments on Note Payable		(19,038)
Cash Used by Financing Activities		(173)
Net Decrease in Cash		(244,113)
Cash - Beginning of Year		409,499
Cash - End of Year	$	165,386
Supplementary cash flow information		
Income tax paid	$	800
Interest paid	$	555

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Sanctuary Securities, LLC ("the Company"), is a California Limited Liability Company which was formed on August 9, 2006, and commenced operations on October 17, 2007. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Revenue Recognition
The Company records its commission revenues as they are earned, based on the services provided, or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Commissions Receivable
Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions Payable
The Company accrues commissions expense due to its registered representatives as it is incurred, as a percentage of gross commissions earned, and reduces commissions expense and commissions payable by any expenses that the Company pays on behalf of its registered representatives who are also affiliated with Sanctuary Wealth Advisors, LLC (see Note 5, *Related Parties*).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabillities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable, or provided for by the Company. California has an annual LLC filing requirement and California Fees have been paid at the Company level for 2016 in the amount of $800.

Effective January 1, 2009, the Company adopted the authoritave guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined that there are no uncertain tax positions that require financial statement recognition.

Allocation of Income and Losses

The Company is a single member LLC. The net loss of the Company for the year is allocated to the sole member.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of approximately $107,457 which was $102,134 in excess of its net capital requirement of $5,323. The Company's ratio of aggregate indebtedness to net capital was .74 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore, claims an exemption from Rule 15c3-3.

(4) Significant Customers

One customer accounted for 46.70% of the revenues for the year ended December 31, 2016. A second customer accounted for 18.64% of the revenues for the same period. At December 31, 2016 the same customers accounted for 27.66% and 53.78% of the Commissions Receivable.

(5) Related Parties

The Company has entered into expense sharing agreements with its sole member, Sanctuary Wealth Services, LLC, and another entity under common ownership by the Company's sole member and certain registered representatives of the Company, Sanctuary Wealth Advisors, LLC. Under these expense sharing agreements, the Company is responsible for a portion of rent, office, and salary expenses, as applicable, based on agreed upon amounts or percentages, which are subject to change. Management believes this allocation is reasonable and appropriate under the circumstances. From time to time, the Company and its related parties may also pay for expenses on each other's behalf.

The Due from Related Party balance as of December 31, 2016 includes an allocation of monthly rent and administrative expenses. The current rental lease term under Sanctuary Wealth Services is month to month.

2016 Transactions:	
Beginning Balance	$ 74,100
Rent and administrative expenses allocated	(10,011)
Net repayments	10,000
Ending Balance	$ 74,089

The Due to Related Party balance as of December 31, 2016 includes allocations of payroll costs and other administrative expenses. In addition, since commissions payable are due to registered representatives who may also be owners in the related party, certain commissions payable may be paid to the related party in lieu of direct payment to the registered representative upon the request of the registered representative.

2016 Transactions:	
Beginning Balance	$ 205,791
Payroll expense allocation	59,516
Other administrative expense	4,433
Commissions payable paid to Sanctuary Wealth Advisors, LLC	5,277
Net repayments	(230,000)
Ending Balance	$ 45,017

Both balances will be repaid as cash flows permit. Some of the Due from Related Party balance may be converted to an equity distribution at management's discretion.

(6) Note Payable

The Company has financed one of its insurance premiums. The financed portion is secured by the underlying insurance policy. The initial financed portion bears interest at 6.98% per annum and requires monthly payments of $1,775 principal and interest through February, 2017. At December 31, 2016, the outstanding principal and interest due under the agreement was $1,775. Interest expense was $555 during the year ended December 31, 2016.

(7) Prior Period Adjustments – Correction of Beginning Member's Equity

Upon review of fees received, the Company determined that $14,256 of commissions received in the current year should have been recognized as revenue in the prior year. As a result, Insurance Based Commission Income was understated in the prior year. Related payments to Registered Representatives in the amount of $11,405 should also have been recognized in the prior year, therefore, Commissions Expense was understated in the prior year. The Company recorded a prior period adjustment of $2,851 to reflect that determination and to correct the error. The prior period adjustment had no effect on computed net capital at December 31, 2016. It increased computed net capital by $2,851 at December 31, 2015.

(8) Subsequent Events

Management has decided to sell the Company, however if Management is unable to sell the Company, operations will be discontinued within the next fiscal year.

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued, and noted no additional items requiring further disclosure.

Supplemental Information

Pursuant to Rule 17a-5

Of the Securities Exchange Act of 1934

as of

December 31, 2016

SANCTUARY SECURITIES, LLC
Schedule of Computation of Net Capital
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Member's equity per Statement of Financial Condition	$	193,978
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		193,978
Deductions and/or charges:		
Non-allowable assets:		
Receivables not collectible within 30 days		6,537
Due from Related Party		74,089
Other Assets		5,895
Total non-allowable assets		86,521
Net capital before haircuts on securities positions		107,457
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net Capital	$	107,457

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$	8,003
Commissions Payable		25,054
Due to Related Party		45,017
Note Payable		1,775
Total aggregate indebtedness	$	79,849

The preceding notes are an integral part of this supplemental information.

SANCTUARY SECURITIES, LLC
Schedule of Computation of Net Capital (Continued)
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	5,323
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,323
Net capital in excess of required minimum	$	102,134
Excess net capital at 120% of requirement	$	101,069
Ratio: Aggregate indebtedness to net capital		.74:1

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2016 prepared by Sanctuary Securities, LLC, in its unaudited Form X-17A-5, Part IIA as amended and filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Sanctuary Securities, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Sanctuary Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sanctuary Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision") and (2) Sanctuary Securities, LLC stated that Sanctuary Securities, LLC met the identified exemption provisions throughout the most recent fiscal year-ended December 31, 2016 without exception. Sanctuary Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sanctuary Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Navolio & Tallman LLP

San Francisco, CA

February 24, 2017

SANCTUARY

Sanctuary Securities LLC Exemption Report

Sanctuary Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by (17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R. §240.15c3-3(k)(1).

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2016 without exception.

Sanctuary Securities LLC

I, Jeff Spears, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

February 7, 2017

600 Montgomery Street, Suite 1100, San Francisco, CA 94111

WWW.SANCTUARYWS.COM